FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Extends Gold Mineralization Below Mineral Reserves and Resources at Young-Davidson Including Intersecting Higher Grades in
Hanging Wall and Footwall

Toronto, Ontario (July 12, 2021) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported results from the ongoing underground exploration drilling program at Young-Davidson which has been successful at extending gold mineralization outside of Mineral Reserves and Resources.
•Gold mineralization extended 150 metres (“m”) below existing Inferred Mineral Resources (YMEX21-8960-021). This follows a 220 m extension of gold mineralization in 2020 which contributed to an increase in Inferred Mineral Resources in the year-end update. New highlights include:
•5.32 g/t Au (3.35 g/t cut) over 39.20 m (34.57 m true width) including 21.96 g/t Au (9.78 g/t cut) over 6.20 m (5.47 m true width) (YMEX20-8960-008)1;
•5.42 g/t Au over 12.75 m (11.25 m true width) including 32.30 g/t Au over 0.65 m (0.57 m true width) (YMEX21-8960-016); and
•4.36 g/t Au over 9.00 m (YMEX21-8960-021).
•High-grade mineralization intersected 200 m outside of the syenite in the hanging wall (YMEX20-8960-014), as well as in the footwall of the deposit (YMEX20-8960-011) highlighting significant near-mine exploration potential outside of the known ore body. New highlights include:
•5.79 g/t Au over 13.70 m including 24.14 g/t Au over 1.85m (YMEX20-8960-014); and
•8.32 g/t Au over 6.30 m (3.84 m true width) including 22.50 g/t Au over 1.20 m (0.73 m true width) (YMEX20-8960-011)1.

Note: Drillhole composite intervals reported as “cut” include higher grade samples that have been cut to 25 g/t Au. All composite intervals are reported as core length unless true width has been determined.
1 Drillhole completed in 2020 and included in year-end 2020 Mineral Reserves and Mineral Resources for Young-Davidson.
“With improved access from the lower mine, we have begun testing the potential below the existing deposit which remains open at depth and to the west. The early results are very promising, extending similar style gold mineralization below Mineral Reserves and Resources within the syenite that hosts the existing ore body. High-grade mineralization was also intersected in structures outside of the syenite in both the hanging wall and footwall. Both demonstrate the significant potential to add Mineral Reserves and Resources below the existing deposit, and at potentially higher grades within adjacent structures,” said John A. McCluskey, President and Chief Executive Officer.

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2021 Exploration Drilling Program – Young-Davidson Mine
A total of $7 million is budgeted for exploration at Young-Davidson in 2021. This represents the first significant exploration program at Young-Davidson since 2011 with the focus over the last several years having been on completing the lower mine expansion, combined with the fact that Young-Davidson had a large existing Mineral Reserve base with a Reserve life of approximately 14 years as of the end of 2020. Additionally, the new lower mine infrastructure provides improved access to drill from underground at depth.
The 2021 program includes 13,000 m of underground exploration drilling and 560 m of underground exploration development to establish drill platforms on the 9220-level. The focus of the underground exploration drilling program is to expand Mineral Reserves and Resources in five target areas that have been identified within proximity to existing underground infrastructure. In addition, 7,500 m of surface drilling is planned in the second half of 2021 to test near-surface targets in proximity to Young-Davidson and on several regional targets across the property.
Underground exploration drilling is being conducted from drill bays established in the lower mine infrastructure at the 8990 and 8960 levels. A total of nine holes (6,513 m) were completed in 2020 (from the 8990 and 8960 levels). Three (plus one on-going) underground exploration holes totalling 3,182 m have been completed from the 8960 level in 2021. A second underground exploration drill is also testing exploration targets in the eastern extent of the mine from the 9470 and 9590 levels, where eleven underground exploration holes totalling 3,762 m have been completed as of June 30th.
New highlight intercepts from the 8960 level drilling can be found in Table 1 and in Figures 1 and 2 at the end of this news release.
Underground Exploration Drilling
The current program is targeting the down-plunge extension of gold mineralization within the Young-Davidson syenite which hosts the majority of the Mineral Reserves and Resources, while also testing the prospective and underexplored footwall Timiskaming sediments and hanging wall Tisdale mafic-ultramafic assemblages.
Since commencing underground exploration drilling in 2020, the program has been successful in extending syenite-hosted gold mineralization 220 m below the previous Mineral Resource (year-end 2019), contributing to an increase in Inferred Mineral Resources to 0.2 million ounces in the year-end 2020 Mineral Reserve and Resource update. Exploration drilling in 2021 has further extended syenite-hosted gold mineralization another 150 m below existing Mineral Resources and Reserves (YMEX21-8960-021).
High-grade gold mineralization was also intersected in structures both within the hanging wall ultramafic-mafic stratigraphy, and within the footwall sediments. Further drilling will be completed to evaluate the geometry and continuity of the mineralized structures. These initial exploration results outside of the Young-Davidson syenite highlight the significant near-mine exploration potential at Young-Davidson.
Drillhole YMEX20-8960-008 intersected 5.32 g/t Au (3.35 g/t cut) over 39.20 m (34.57 m true width) including 21.96 g/t Au (9.78 g/t cut) over 6.20 m (5.47 m true width) within syenite. The syenite remains open to the northwest and southeast, as well as down-dip, and within the 90 m gap above this intersection and below the Mineral Reserve and Mineral Resource above.
Drillhole YMEX20-8960-014 intersected a high-grade structure 200 m south of hanging wall contact of the syenite within ultramafic-mafic lithologies beyond the limits of any previous drilling. This structure returned 5.79 g/t over 13.70 m including 24.14 g/t Au over 1.85m.
Drillhole YMEX21-8960-016 intersected 5.42 g/t Au over 12.75 m (11.25 m true width) including 32.30 g/t Au over 0.65m (0.57 m true width) within syenite. Mineralization within the syenite remains open in this area to the southeast and down-dip.

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Drillhole YMEX20-8960-011 intersected 8.32 g/t Au over 6.30 m (3.84 m true width), including 22.5 g/t over 1.20 m (0.73 m true width) in a shear zone developed within the footwall sediments, 100 m from the contact with the syenite.
Qualified Persons
Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”).
Mine Exploration drilling programs at Young-Davidson are directed by Mynyr Hoxha, P.Geo., Chief Geologist at the Young-Davidson Mine and a Qualified Person within the meaning of NI 43-101.
Quality Control
Alamos Gold maintains an internal quality assurance and quality control “QA/QC" program at the Young-Davidson Mine to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.
Access to the Young-Davidson Mine is controlled by security personnel. Drill core is logged and sampled at the core logging facility within the mine site under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, sample numbers, standards and blanks are entered into the database. The core is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a plastic sample bag and sealed with zip ties in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. The samples are placed in large heavy-duty nylon reinforced Fabrene bags, which are identified and sealed before being placed on pallets. The core samples are picked up at the mine site and delivered to AGAT Laboratories in Timmins, Ontario.
Gold is analyzed by a fire assay (30 grams) with an Atomic Absorption (AA) finish. Samples greater than 8 g/t are re-analyzed using gravimetric finish methods. AGAT Laboratories has internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates.
QC samples (blanks, duplicates and reference materials) are inserted at regular intervals to monitor laboratory performance. Check assays are completed on a regular basis in a secondary accredited laboratory.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “continue”, “focus”, "estimate", or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. In particular, this news release contains forward-looking statements including, without limitation, with respect to the 2021 exploration drilling program at the Young-Davidson mine, the estimation of Mineral Resources, exploration results, potential mineralization, changes in Mineral Resources and Mineral Reserves and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "Indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this news release include: the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, operations may be exposed to widespread pandemic; the impact of the COVID-19 pandemic on the broader market; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for our operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to the COVID-19 pandemic; changes in national and local government legislation, controls or regulations, failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Turkey and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors – Mineral Reserve and Resource Estimates
All resource and reserve estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in

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accordance with NI 43-101 and the CIM Standards. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations.

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Table 1: Young-Davidson – Previously Unreleased Select Composite Intervals from 8960 level Underground Exploration Drilling
Composite intervals greater than 3 g/t Au weighted average, capping values:
Within ”MAIN” @ 25 g/t Au.
Target: “MAIN” – Syenite, “FW” – Footwall, “HW” – Hanging wall

Hole ID	Target (FW/MAIN/HW)	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
YMEX20-8960-008	FW	57.70	58.00	0.30		5.16		1209
YMEX20-8960-008	FW	190.90	191.25	0.35		6.98		1258
YMEX20-8960-008[1]	MAIN	501.00	540.20	39.20	34.57	5.32	3.35	1373
including		534.00	540.20	6.20	5.47	21.96	9.78

YMEX20-8960-011	FW	63.50	65.00	1.50		5.13		1233
YMEX20-8960-011	FW	215.00	216.00	1.00		3.86		1339
YMEX20-8960-011	FW	250.85	252.00	1.15		6.81		1339
YMEX20-8960-011[1]	FW	364.90	371.20	6.30	3.84	8.32		1449
including		366.30	367.50	1.20	0.73	22.50

YMEX20-8960-012	FW	409.52	410.17	0.65		9.47		1272
YMEX20-8960-012	MAIN	476.10	476.90	0.80		3.22		1286
YMEX20-8960-012	MAIN	481.10	481.60	0.50		9.51		1287
YMEX20-8960-012	MAIN	488.45	491.85	3.40		3.64		1289
YMEX20-8960-012	HW	634.40	635.80	1.40		3.18		1328

YMEX20-8960-013	FW	119.71	121.35	1.64		5.85		1242
YMEX20-8960-013	FW	156.55	158.30	1.75		5.67		1259
YMEX20-8960-013	FW	430.25	431.20	0.95		5.99		1387
YMEX20-8960-013	MAIN	510.80	511.40	0.60		3.03		1425
YMEX20-8960-013	MAIN	619.20	620.20	1.00		12.10		1475

YMEX20-8960-014	FW	198.80	201.30	2.50		5.95		1274
YMEX20-8960-014	FW	203.55	204.91	1.36		6.42		1276
YMEX20-8960-014	MAIN	368.40	370.40	2.00		6.20		1344
YMEX20-8960-014	MAIN	373.25	376.86	3.61		4.94		1346
YMEX20-8960-014	MAIN	497.11	498.10	0.99		3.19		1397
YMEX20-8960-014	HW	778.50	792.20	13.70		5.79		1523
including		789.25	791.10	1.85		24.14

YMEX20-8960-015	FW	121.80	122.25	0.45		4.08		1228
YMEX20-8960-015	FW	402.20	404.55	2.35		3.25		1320
YMEX20-8960-015	FW	434.00	434.70	0.70		3.31		1331
YMEX20-8960-015	HW	776.15	777.15	1.00		5.77		1442

YMEX21-8960-016	FW	460.00	461.00	1.00		3.27		1373
YMEX21-8960-016	FW	470.70	471.40	0.70		3.06		1377
YMEX21-8960-016	MAIN	494.65	507.40	12.75	11.25	5.42		1390
including		501.10	501.75	0.65	0.57	32.30
YMEX21-8960-016	HW	830.62	832.15	1.53		3.08		1526

YMEX21-8960-021	FW	44.00	45.00	1.00		3.32		1211
YMEX21-8960-021	FW	325.95	327.00	1.05		9.23		1363
YMEX21-8960-021	FW	351.20	354.30	3.10		6.56		1378
YMEX21-8960-021	HW	701.00	710.00	9.00		4.36		1575
1 Drillhole composite interval included in YE2020 Mineral Reserves and Mineral Resources

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Table 2: UG Exploration drill holes; azimuth, dip, drilled length, and underground collar location (UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	Elevation (mASL)
YMEX19-8990-005A	153	-27	651	523134	5310458	-1008
YMEX20-8990-001	218	-34	654	523134	5310458	-1008
YMEX20-8990-006	162.5	-42	607	523134	5310458	-1008
YMEX20-8990-007	133	-31.5	687	523134	5310458	-1008
YMEX20-8960-008	257	-22.5	811	523068	5310477	-1037
YMEX20-8960-011	238	-45.5	811	523068	5310477	-1037
YMEX20-8960-012	257	-13	666	523068	5310477	-1037
YMEX20-8960-013	257	-28	813	523068	5310477	-1037
YMEX20-8960-014	249.5	-26.5	813	523068	5310477	-1037
YMEX20-8960-015	265	-21	821	523068	5310477	-1037
YMEX21-8960-016	252.5	-24	963	523068	5310477	-1037
YMEX21-8960-021	238	-32	789	523068	5310477	-1037

Note: Mine surface elevation is 350 metres above sea level (mASL)

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Figure 1: Young-Davidson Mine longitudinal, and detailed longitudinal of
8960 level drilling

Young-Davidson Mine - Longitudinal Looking North

Historic
YD Mine
Northgate
Shaft
MCM
Shaft
Historic
MCM Mine
West
East
0m
500m
-1000m
-1500m
10100L
9590L
9440L
9130L
8960 Level Ramp
Drill Bay
A
A’
22000mE
24000mE
Legend
YE2020 Mineralization
Wireframe
Mined Out Area
Diabase Dyke
Sediments
Syenite
Mafic
Mafic / Ultramafic
2020-21 Exploration
DDH
Au (g/t)
.75 < = 1.3
1.3 < = 1.7
1.7 < = 5
> 5
Au * length (gm/t)
< 8
8 < 20
20 < 60
> 60

Detailed Longitudinal A - A’ Looking NNE

A
A’
-1300m
-1500m
YMEX20-8960-015
3.25 g/t Au / 2.35 m
3.31 g/t Au / 0.70 m
YMEX20-8960-008
5.32 g/t Au (3.35 g/t Au cut) / 34.57 m
true width including 21.96 g/t Au
(9.78 g/t Au cut) / 5.47 m true width
YMEX21-8960-016
5.42 g/t Au / 11.25 m
true width
YMEX21-8960-021
9.23 g/t Au / 1.05 m
YMEX20-8960-013
3.03 g/t Au / 0.60 m
YMEX21-8960-021
6.56 g/t Au / 3.10 m
YMEX21-8960-016
3.08 g/t Au / 1.53 m
assays pending
YMEX20-8960-013
12.10 g/t Au / 1.00 m
YMEX20-8960-011
8.32 g/t Au / 3.84 m true
width including 22.50 g/t Au /
0.73 m true width
YMEX21-8960-021
4.36 g/t Au / 9.00 m
YMEX20-8960-014
5.79 g/t Au / 13.70 m
100 m
22000mE
22500mE
23000mE
Alamos Gold Inc.
YOUNG-DAVIDSON

Detail Longitudinal = Azimuth 111.5° July 12, 2021

Note: easting and northing in local Young-Davidson mine grid, vertical depth is shown from surface.

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Figure 2: Young-Davidson Plan View – 8960 Drill Bay Underground Exploration Drilling and Cross Section (drillhole YMEX20-8960-014)

Young-Davidson Mine - 8750 Level Plan

YMEX21-8960-016
5.42 g/t Au / 11.25 m true width
YMEX20-8960-011
8.32 g/t Au / 3.84 m true width including 22.50 g/t Au / 0.73 m true width
N
100 m
B'
8960 Ramp
8990 Diamond Drill Bay
8955 Level
OPEN
10500mN
YMEX20-8960-008
5.32 g/t Au (3.35 g/t Au cut) / 34.57 m true width including 21.96 g/t Au (9.78 g/t Au cut) / 5.47 m true width
YMEX20-8960-015
YMEX20-8960-013
YMEX20-8960-008
YMEX20-8960-012
YMEX21-8960-016
YMEX20-8960-014
B
Detailed Longitudinal Orientation
YMEX20-8960-011
YMEX21-8960-021
YMEX20-8990-007
YMEX20-8990-006
YMEX19-8990-005A
10000mN
YMEX20-8960-014
5.79 g/t Au / 13.70 m
DDH 8990-001
OPEN
22500mE
23000mE
23500mE
ALAMOS GOLD INC.
YOUNG-DAVIDSON

+/- 500 m clipping window July 12, 2021

Young-Davidson Mine - Cross-section B - B' Looking NW

B
B'
-1300m
-1500m
-1700m
22200mE
8960 level
YMEX20-8960-008
5.32 g/t Au (3.35 g/t Au cut) / 34.57 m true width including 21.96 g/t Au (9.78 g/t Au cut) / 5.47 m true width
YMEX21-8960-016
5.42 g/t Au / 11.25 m true width
YMEX21-8960-016
3.08 g/t Au / 1.53 m assays pending
YMEX20-8960-014
5.79 g/t Au / 13.70 m Including 24.14 g/t Au / 1.85 m
YMEX20-8960-014
5.95 g/t Au / 2.50 m
6.42 g/t Au / 1.36 m
YMEX20-8960-014
6.20 g/t Au / 2.00 m
4.94 g/t Au / 3.61 m
YMEX20-8960-011
8.32 g/t Au / 3.84 m true width including 22.50 g/t Au / 0.73 m true width
OPEN
OPEN
OPEN
OPEN
100 m
ALAMOS GOLD INC.
YOUNG-DAVIDSON
Legend
YE2020 Mineralization Wireframe
Diabase Dyke
Sediments
Syenite
Mafic / Ultramafic
2020-21 Exploration DDH Trace
Au (g/t)
.75 < = 1.3
1.3 < = 1.7
1.7 < = 5
> 5
Au * length (gm/t)
< 8
8 < 20
20 < 60
> 60

July 12, 2021 +/- 75 m clipping window

Note: easting and northing in local Young-Davidson mine grid, vertical depth is shown from surface.

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